Response to Comment 50:

The following table shows each payment (including the value of any payments to be made in common stock) in connection with the transaction that we have made or may be required to make to selling shareholder, any affiliate of selling shareholder, or any person with whom selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).  The table does not include any repayment of principal on the convertible note.

Date	Amount	Fn

12/16/2006	32,500	Charles Morgan Securities- placement agent
12/16/2006	12,500	Cold Creek Capital- placement agent
3/16/2006	7,500	AAR Family Partnership (accrued interest)
10/16/2007	12,250	AAR Family Partnership (accrued interest)
1/17/2007	9,750	Charles Morgan Securities- placement agent
1/17/2007	3,750	Cold Creek Capital- placement agent
3/17/2007	1,500	Quackenbush interest payment
4/4/2007	20,000	Pryor, Cashman- legal fees for transactions

Response to Comment 51
Net proceeds from $325,000 principal amount of convertible notes was $246,500.
Additional interest payment of $3500 accruable through first year following sale on notes.

Response to Comment 52:

The following table sets forth the total profit or loss the selling stockholder could have realized as a result of the discount for the securities underlying the convertible notes issued in the December 2006 and January 2007 Private Placements assuming the selling stockholder converted the convertible note in full and sold the common stock on the date such note was issued. The purpose of this table is to illustrate potential profit or losses. At the time the convertible note was issued, the underlying shares of common stock were not registered. Therefore the selling stockholder could not actually have sold the shares at the time the convertible note was issued:

Date of Issuance	Market price per share of common stock on date of issuance	Conversion price per share on date of note issuance (1)	Amount of shares of common stock underlying note	Combined market price of the total number of shares underlying the note (2)	Total possible shares selling stockholder may receive and the combined conversion price of the total number of shares underlying the note (3)	Total discount to the market price as of the date of the issuance of the note (4)
12/15/2006	$0.1000	$0.05	5,000,000	$500,000	$250,000	$250,000
1/15/2007	$0.1000	$0.05	1,500,000	$150,000	$75,000	$75,000
(1)	The note has a variable conversion price equal to 50% of the lowest price for our common stock on the day of conversion.
(2)	Calculated using the market price per share of common stock on the date of issuance multiplied by the amount of shares of common stock underlying the note.
(3)	Calculated by using the conversion price on the date of issuance multiplied by the total possible number of shares the selling stockholder could have received.
(4)	Calculated by subtracting the total conversion price on the date of issuance of the note from the combined market price of the total number of shares underlying the note on that date.

Response to Comment 54:

NONE

Response to Comment 55:

The table below shows the amount of proceeds received by us as compared to amounts which can be realized by selling shareholder upon conversion of the convertible notes in the first year following sale of the notes.

Gross Proceeds from December 2006/January 2007 Offering	All Payments that have been made or may be required to be made by Issuer in first 12 months

after note sale		Net Proceeds to Issuer	Combined Total Possible Profit to be Realized by Selling Stockholder as a Result of Conversion Discounts and upon Exercise of Warrants

					#REF!
$99,750	(2)	#REF!	$325,000	(3)
					(1)	Does not include any amounts attributable to repayment of principal
(2)	Includes: (i) $ 24,750 in interest; (ii) $0 in closing costs payable to the selling stockholder and (iii) $20,000 in legal costs.
(3)

Represents the $250,000 profit on conversion of the $250,000 convertible note issued in the December 2006 private placement and the $75,000 profit on conversion of the $75,000 convertible note issued in January 2007.

Response to Comment 56

189%	7.88%

Response to Comment 57:

The following table shows, for each prior securities transaction between MNCN (or any of its predecessors) and selling shareholder, any affiliates of selling shareholder, or any person with whom selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)

· the date of the transaction;
· the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

·        the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than selling shareholder, affiliates of the company, or affiliates of selling shareholder;

· the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

·        the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

· the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
· the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Date of Transaction	Shares outstanding before transaction	Shares held by others than selling shareholder before transaction	Shares issued or issuable in connection with transaction	Percentage of total outstanding issued or issuable in transaction	Percentage of outstanding issued or issuable in transaction	Market price per share immediately before transaction	Current market price of shares subject to transaction

NONE

Response to Comment 58:

The following table shows:
· the number of shares outstanding prior to the convertible note transaction that are held by persons other than selling shareholder, affiliates of the company, and affiliates of selling shareholder;
· the number of shares registered for resale by selling shareholder or affiliates of selling shareholder in prior registration statements;
· the number of shares registered for resale by selling shareholder or affiliates of selling shareholder that continue to be held by selling shareholder or affiliates of selling shareholder;
· the number of shares that have been sold in registered resale transactions by selling shareholder or affiliates of selling shareholder; and
· the number of shares registered for resale on behalf of selling shareholder or affiliates of selling shareholder in the current transaction.

Previously outstanding held by persons other than selling shareholder	Registered for selling shareholder resale in prior transaction	Registered for resale and still held by selling shareholder	Sold by selling shareholder in registered transactions	Registered for resale by selling shareholder in current transaction

42,526,651	-	-	-	7,670,000